NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

REPLICEL LIFE SCIENCES INC. ANNOUNCES APPLICATION FOR A
MANAGEMENT CEASE TRADE ORDER

Vancouver, BC, June 15, 2020 – Replicel Life Sciences Inc. (TSXV:RP, OTCPink:REPCF) (the “Company”)  announces that it has made application to the British Columbia Securities Commission to approve a temporary management cease-trade order (“MCTO”) under National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”) which, if granted, will prohibit trading in securities of the Company by certain insiders of the Company.  The Company has requested the MCTO as it is unable to file its annual financial statements, management’s discussion and analysis and related certifications for the year ended December 31, 2019 (the “Annual Filings”) on or before June 15, 2020, which is the extended deadline for filing the same under British Columbia Instrument 51-515 – Temporary Exemption from Certain Corporate Finance Requirements.

The Company has previously announced that, due to circumstances arising due to the COVID-19 pandemic, it was unable to file its Annual Filings or its interim financial statements, management’s discussion and analysis and related certifications for the three-month period ended March 31, 2020 (collectively, the “Interim Filings” on or before the prescribed filing deadlines, all as required by National Instrument 51-102, Continuous Disclosure Obligations, and National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, respectively.

The Company is commencing a private placement offering of Class A Preference Shares at a price of $0.40 per share, in which it proposes to raise aggregate proceeds of up to $2,000,000.  This offering will be on terms similar to the offering previously announced in the Company’s press releases of May 6, 2019, August 21, 2019, September 12, 2019 and October 11, 2019.  The Company is currently in advanced discussions with investors interested in participating in the current offering and has already received commitments for approximately $700,000.  The Company anticipates that it will be able to close this offering by June 26, 2020, though there can be no assurance that it will be successful in doing so and it remains subject to conditions and the receipt of required approvals, including the approval of the TSX Venture Exchange.  The Company intends to use a portion of the proceeds from this offering to pay for the completion and filing of the Annual Filings and the Interim Filings.  Once it receives these proceeds, the Company anticipates that its auditor will need approximately four to six weeks to complete the audit of the Company’s annual financial statements.

None of the securities to be issued in connection with the proposed offering will be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

If the Company’s application for the MCTO is approved, it will apply only to the Annual Filings, which would then be due no later than July 15, 2020.  The Company confirms that it will comply with the alternative information guidelines included in NP 12-203 for so long as the Annual Filings are outstanding.

On behalf of Replicel Life Sciences Inc.

R. Lee Buckler, President and CEO
604.248.8693
info@replicel.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel, such as statements that RepliCel intends to undertake and complete the private placement financing, the anticipated use of proceeds, the filing of the Annual Filings and the Interim Filings and the projected timing of both the completion of the private placement and the filing of the documents. There are numerous risks and uncertainties that could cause actual results and RepliCel’s plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) adverse market conditions; (ii) the inability of RepliCel to complete the private placement at all or on the terms announced; or (iii) the TSX Venture Exchange not approving the private placement.  Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.